Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K, as well as in our Form 6-K filed on August 8, 2018. Our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding.

Unless the context requires otherwise, references in this report to “Can-fite,” the “Company,” “we,” “us” and “our” refer to Can-fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Glossary of Certain Terms

As used herein, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “NASH” refer to nonalcoholic steatohepatitis;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “RA” refer to rheumatoid arthritis; and

Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune inflammatory indications, oncology and liver diseases as well as sexual dysfunction. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of autoimmune-inflammatory, oncological, ophthalmic diseases and more. We continue to develop and test our existing pipeline, while also testing other indications for our existing drug candidates and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following:

●	Piclidenoson (i) for the treatment of rheumatoid arthritis to Kwang Dong Pharmaceutical Co. Ltd., or KD, for the Korean market, (ii) for the treatment of psoriasis and rheumatoid arthritis to Cipher Pharmaceuticals, or Cipher, for the Canadian market, and (iii) for the treatment of rheumatoid arthritis and psoriasis to Gebro Holding GmbH, or Gebro, in Spain, Switzerland and Austria;

●	Namodenoson for the treatment of liver cancer in South Korea to Chong Kun Dang Pharmaceuticals, or CKD; and

●	Piclidenoson for the treatment of rheumatoid arthritis and psoriasis and Namodenoson for the treatment of advanced liver cancer and NAFLD/NASH in China (including Hong Kong, Macao and Taiwan) to CMS Medical Venture Investment Limited, or CMS Medical.

Our product candidates, CF101, CF102 and CF602 are being developed to treat cancer, inflammatory disease and sexual dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, following our study which revealed compelling pre-clinical data on Namodenoson in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

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We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis, (ii) preparing to commence a Phase III trial for Piclidenoson in the treatment of psoriasis, (iii) conducting a Phase II study with respect to the development of Namodenoson for the treatment of HCC and completed enrollment of 78 patients in the third quarter of 2017 with results expected in the second half of 2018, (iv) conducting a Phase II trial of Namodenoson in the treatment of NASH with completion of patient enrollment expected toward the end of 2018 and data release expected in the first half of 2019, and (v) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of sexual dysfunction and have therefore postponed a planned Investigational New Drug (IND) submission for this indication.

Since inception, we have incurred significant losses in connection with our research and development. At June 30, 2018, we had an accumulated deficit of approximately $97 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD and Gebro and our historic out-licensing agreement with Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, and CMS Medical and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of June 30, 2018, we had approximately $5.8 million of cash and cash equivalents.

Results of Operations

Revenues

Revenues for the six months ended June 30, 2018 were $0.9 million compared to $0.1 million in the first six months of 2017. The increase in revenue was mainly due to due to the recognition of a portion of the U.S. $2.2 million advance payment received in January 2018 under the distribution agreement with Gebro.

Research and development expenses

Research and development expenses for the six months ended June 30, 2018 were $2.6 million compared with $2.4 million for the same period in 2017. Research and development expenses for the first six months of 2018 comprised primarily of expenses associated with the Phase II studies for Namodenoson as well as expenses for ongoing studies of Piclidenoson. The increase is primarily due to increased costs associated with the initiation of the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis. We expect that the research and development expenses will increase through 2018 and beyond.

General and administrative expenses

General and administrative expenses were $1.8 million for the six months ended June 30, 2018, compared to $1.3 million for the same period in 2017. The increase is primarily due to an increase in professional services and investor relations expenses. We expect that the annual general and administrative expenses for 2018 will be higher compared to 2017.

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Financial income, net

Financial income, net for the six months ended June 30, 2018 aggregated $0.6 million compared to financial income, net of $0.2 million for the same period in 2017. The increase in financial income, net was mainly due to fair value revaluation of our long-term investment.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At June 30, 2018, we had approximately $5.8 million in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2018, we received approximately $2.2 million from Gebro as upfront and milestone payments for entering into a distribution and supply agreement with Gebro, in March 2018, we raised $5 million in a registered direct offering, and in August 2018, we received $2 million as an upfront payment for entering into a license, collaboration and distribution agreement with CMS Medical.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund.

Net cash used in operating activities was $2.1 million for the six months ended June 30, 2018, compared with net cash used in operating activities of $5.7 million for the same period in 2017. The $3.6 million decrease in the net cash used in operating activities during the six months ended June 30, 2018 compared to the same period in 2017, was mainly due to change in fair value of a long-term investment of $0.9 million offset by an increase in accounts receivable and prepaid expenses and lease deposit of $1 million, an increase in trade payables of $0.8 million and an increase in deferred revenues of $1.7 million.

Net cash used in investing activities for the six months ended June 30, 2018 and for the same period in 2017 was immaterial.

Net cash provided by financing activities for the six months ended June 30, 2018 was $4.4 million compared to net cash provided by financing activities of $4.4 million for the same period in 2017. Net cash provided by financing activities for the six months ended June 30, 2018 was due to our registered direct offering in March 2018 while the net cash provided by financing activities for the same period in 2017 was due to our registered direct offering in January 2017.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of August 30, 2018, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

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●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Research and Development, Patents and Licenses, Etc.

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	Phase III study in rheumatoid arthritis	Commenced enrollment in Q4 2017
	Phase III study in psoriasis	Commenced enrollment in Q3 2018

Namodenoson	Phase II in HCC	Topline data expected in H2 2018
	Phase II study in NASH	Expect to complete enrollment at end of 2018

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We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2015, 2016 and 2017 and for the six months ended June 30, 2018 and on an aggregate basis since project inception:

	($ in thousands)			Six Months Ended	Costs Since
	Year Ended December 31,			June 30,	Project
	2015	2016	2017	2018	Inception

Piclidenoson	971	1,946	1,894	1,190	24,565
Namodenoson	1,044	1,907	1,827	533	7,988
CF 602	243	1,126	15	276	1,683

Other projects	1			-	1,729
Total gross direct project costs (1)	2,259	4,979	3,736	1,999	35,965

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through June 30, 2018, we have incurred research and development expenses of approximately $91.8 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

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The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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